UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 0-23081

FARO TECHNOLOGIES, INC.

(Exact name of registrant as specified in its charter)

125 Technology Park

Lake Mary, Florida 32746

(407) 333-9911

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $.001 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: One (1).*

*

Explanatory Note: Effective as of July 21, 2025, pursuant to the Agreement and Plan of Merger, dated May 5, 2025, by and among FARO Technologies, Inc., a Florida corporation (“FARO”), AMETEK, Inc., a Delaware corporation (“Parent”), and AMETEK TP, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), Merger Sub merged with and into FARO, with FARO continuing as the surviving corporation and a direct, wholly owned subsidiary of Parent.

Pursuant to the requirements of the Securities Exchange Act of 1934, FARO Technologies, Inc. has caused this certification/notice to be signed and filed on its behalf by the undersigned duly authorized person.

Date: July 31, 2025	FARO TECHNOLOGIES, INC.

	By:	/s/ Peter Lau
Peter Lau
Chief Executive Officer